

03015059

FEB 2 8 2003

207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2002___ AND ENDING ___12/31/2002___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HVB CAPITAL MARKETS, INC.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 42nd STREET
                                      (No. and Street)

NEW YORK   _NEW YORK_   _10017-4679_
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   THOMAS SAVINO   _(212) 672-5643_
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                              (Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE   _NEW YORK_   _NEW YORK_   _10017_
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

We, Gregor W. Medinger and Thomas Savino, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HVB Capital Markets, Inc. as of December 31, 2002, are true and correct. We further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Gregor W. Medinger
President

_____
Thomas Savino
Chief Financial Officer

Subsribed ans sworn to before me
this 24 day of February 2003

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ a) Facing Page.
- ☒ b) Statement of Financial Condition.
- ☒ c) Statement of Income (Loss).
- ☒ d) Statement of Changes in Financial Condition.
- ☒ e) Statement of Changes in Stockholders' Equity or Partners'or Sole Proprietors' Capital.
- ☐ f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ g) Computation of Net Capital.
- ☒ h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ l) An Oath or Affirmation.
- ☐ m) A copy of the SIPC Supplemental Report.
- ☒ n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*



HVB CAPITAL MARKETS, INC.
Conducting Its Broker-Dealer Business As
Hypovereinsbank Capital Markets

Table of Contents



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
HVB Capital Markets, Inc.

We have audited the accompanying statement of financial condition of HVB Capital Markets, Inc. (the Company), conducting its broker-dealer business as HypoVereinsbank Capital Markets (a wholly owned subsidiary of HVB Capital Corp.), as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of HVB Capital Markets, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 19, 2003

HVB CAPITAL MARKETS, INC.

Statement of Financial Condition

December 31, 2002

Assets

Due from clearing broker (note 5)	$	354,394
Marketable securities, consisting principally of U.S. Treasury bills		12,053,543
Investments in private investment companies (note 2)		7,776,163
Financial advisory fees receivable (note 7)		1,597,692
Due from affiliated companies (note 7)		4,019,595
Office furnishings and equipment – at cost (net of accumulated depreciation of $3,492)		47,355
Total assets	$	25,848,742

Liabilities and Stockholder's Equity

Deferred income taxes payable (note 4)	$	402,000
Accounts payable and accrued expenses		4,331,255
Total liabilities		4,733,255
Total stockholder's equity		21,115,487
Total liabilities and stockholder's equity	$	25,848,742

See accompanying notes to statement of financial condition.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

HVB Capital Markets, Inc. (the Company) is a wholly owned subsidiary of HVB Capital Corp. (HVBCC). The Company was incorporated in New York in 1978. HVBCC is a wholly owned subsidiary of HVB America Inc., which in turn is a wholly owned subsidiary of Bayerische Hypo- und Vereinsbank AG, Munich, the ultimate parent (HVB Bank or the Parent). HVBCC also owns HVB Capital Management, Inc. ("HVBCMGMT"), a registered investment advisor under Section 203(c) of the Investment Advisers Act of 1940 and AE Capital.

The Company is based in the United States and conducts business from its office in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate financial and real estate advisory services to both its clients and customers of the Parent and its affiliates in the U.S. market. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of the rule.

(b) Cash and Cash Equivalents

Cash and cash equivalents are comprised of money market instruments with maturities of ninety days or less from the date of purchase.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned or sold short are stated at quoted market price, which is fair value, with unrealized gains or losses reflected in income. The Company's trading activities include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the market value reflected in the Company's statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable, primarily investment in private investment companies, are valued at fair value as determined by management. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value.

HVB CAPITAL MARKETS, INC.
Conducting Its Broker-Dealer Business As
HypoVereinsbank Capital Markets

Notes to the Statement of Financial Condition

December 31, 2002

(d) Office Furnishings and Equipment

Depreciation is calculated over the estimated useful lives of the respective assets under the straight-line method for substantially all assets. Leasehold improvements are amortized over the useful life of the asset or the term of the lease, whichever is shorter.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on the deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The provision for income taxes is based upon the operating results of the Company as a single entity in accordance with a tax sharing agreement with HVBCC.

The Company is included in the consolidated federal income tax return of HVB America Inc. and is included in the combined New York State and City tax return of HVBCC. The Company is allocated its share of Federal and state income taxes on a proportionate basis relative to its net income and losses.

(f) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Investments in Private Investment Companies

The Company has investments in private investment companies at December 31, 2002 as follows:

Agribusiness Partners International, L.P.	$ 7,400,100
Golden Rooster LLC	282,634
The NASDAQ Stock Market, Inc.	72,800
Boston Capital Ventures V, LLC	20,634
	$ 7,776,163

The investment in Agribusiness Partners International, L.P. consists of participation certificates of 75% and limited partnership interests of 25%. The participation certificates have an irrevocable guaranty of principal and interest by the Overseas Private Investment Corporation, a full faith and credit agency of the United States government. The investment in Agribusiness Partners International, L.P. is recorded at cost

4

HVB CAPITAL MARKETS, INC.
Conducting Its Broker-Dealer Business As
HypoVereinsbank Capital Markets

Notes to the Statement of Financial Condition

December 31, 2002

plus interest income on the participation certificates and adjusted cost basis for the limited partnership interests, which is management's estimate of fair value.

Golden Rooster LLC shares (one of the investments within the Agribusiness Partners International, L.P. investment portfolio) shares are accounted for at fair value as estimated by management of the Company.

The Nasdaq Stock Market, Inc. shares are accounted for at fair value as estimated by management of the Company.

The Company has acted as a placement agent for Boston Capital Ventures V, LLC (Boston) and as a result are due monies in the amount of $234,000, over level quarterly scheduled cash flow receipts expected through June 30, 2005 which is included in financial advisory fee receivable. The fees were earned upon raising capital, which included the Company's investment. The Boston investment was entered into by a commitment to invest $41,100, of which $ 20,634, was funded through calendar year 2002. Such investment is accounted for at fair value as estimated by management of the Company.

(3) Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. The New York branch of HVB Bank administers the plan. All full-time employees who meet certain eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $11,000, as indexed, for the 2002 calendar year. Under this plan, the Company contributes an additional 50% of the contributions made by the Company's eligible employees. The Company's contribution for the year ended December 31, 2002 was $180,504.

In addition, the Company offers retirement benefits to substantially all employees who meet certain age and eligibility requirements under its noncontributory cash balance plan. This plan is also administered by the New York branch of HVB Bank and managed by HVBMGMT. The Company's pension expense was $316,798 for the year ended December 31, 2002.

(4) Income Taxes

The Company records a deferred tax asset relating to the unrecognized benefit of all temporary differences that will result in future tax deductions and a deferred liability relating to the unrecognized obligation of all temporary difference that will result in a future tax expense. The deferred tax asset is subject to reduction in certain circumstances. This valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be realized based on a review of the available evidence. As a result, valuation allowances have not been recorded against the deferred tax asset.

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing

broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has placed a $100,000 deposit with such clearing broker.

(6) **Net Capital Requirements**

As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one fifteenth of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2002, the Company had net capital of $12,887,929, which exceeded the regulatory requirement by $12,599,179.

(7) **Related Party Transactions**

Due from Affiliates

This represents amounts held by the New York branch of HVB Bank in an operating bank account and for expenses billed for reimbursement for certain general and administrative expenses with HVB Bank under service level agreements for Western and Eastern European securities order flow to institutions.

(8) **Fair Value of Financial Instruments**

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments are carried at, or approximate, fair value.